

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2013

<u>Via E-mail</u>
Mr. James S. Porter
Chief Financial Officer
Apogee Enterprises, Inc.
4400 West 78th Street, Suite 520
Minneapolis, Minnesota 55435

      RE: Apogee Enterprises, Inc.
              Form 10-K for the Year Ended March 2, 2013
              Filed May 16, 2013

              File No. 0-6365

Dear Mr. Porter:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Terence O'Brien

                        Terence O'Brien
                        Accounting Branch Chief